Exhibit 99.1

Alibaba Group Agrees to 33% Equity Stake in Ant Financial

HANGZHOU, China — February 1, 2018 — Alibaba Group Holding Limited (NYSE: BABA, “Alibaba”) and Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial”) today announced that pursuant to 2014 transaction agreements, Alibaba will acquire a 33% equity interest in Ant Financial. The parties have agreed to certain amendments to their 2014 transaction agreements to facilitate the transaction.

Under the terms of the amended agreements, Alibaba will acquire newly-issued equity from Ant Financial in exchange for certain intellectual property rights owned by Alibaba exclusively related to Ant Financial. There will be no cash impact to Alibaba following completion of the transaction. Upon closing, the companies will terminate the current profit-sharing arrangement under which Ant Financial pays royalty and technology service fees in an amount equal to 37.5% of its pre-tax profits to Alibaba.

Daniel Zhang, Chief Executive Officer of Alibaba Group, said, “This transaction is a significant step for Alibaba to enhance our long-term strategic relationship with Ant Financial as we continue to pursue our mission to make it easy to do business anywhere. Importantly, an equity stake in Ant Financial enables Alibaba and our shareholders to participate in the future growth of the financial technology sector, as well as the benefits of user growth and improved customer experience.”

Eric Jing, Chief Executive Officer of Ant Financial, said, “We are pleased to strengthen our strategic relationship with Alibaba. This marks the next step in our collaboration to generate more strategic synergies and deliver tremendous value proposition to our customers.   We look forward to continuing to work with Alibaba as we pursue our mission to bring the world equal opportunities.”

The transaction was reviewed and approved by a committee of non-executive directors, the majority of whom are independent under NYSE rules (the “Alibaba Independent Committee”), the audit committee of Alibaba’s board and the full Alibaba board of directors. The closing of the transaction is subject to customary conditions. Alibaba will acquire the equity interest in Ant Financial through a Chinese domestic subsidiary.

Morrison & Foerster and King & Wood Mallesons acted as legal advisors, Credit Suisse acted as financial advisor and PricewaterhouseCoopers acted as tax advisor to the Alibaba Independent Committee. Wachtell, Lipton, Rosen & Katz, Sidley Austin LLP and Fangda Partners acted as legal advisors to Ant Financial.

A detailed summary of the transaction has been filed by Alibaba on Form 6-K with the Securities and Exchange Commission.

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About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

About Ant Financial

Ant Financial Services Group is focused on serving small and micro enterprises, as well as individuals. Ant Financial is dedicated to bringing the world more equal opportunities through building a technology-driven open ecosystem and working with other financial institutions to support the future financial needs of society. Brands under Ant Financial Services Group include Alipay, Ant Fortune, Zhima Credit, MYbank.

For more information on Ant Financial, please visit our website at www.antfin.com or follow us on Twitter @AntFinancial.

Media Contacts

Brion Tingler	Fanny Wu
Alibaba Group	Ant Financial
+1 917 528 1992	+86 139 1026 8281
brion.tingler@alibaba-inc.com	chen.wc@antfin.com

Rachel Chan

Alibaba Group

+852 9400 0979

rachelchan@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provision of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements.  Forward-looking statements involve inherent risks and uncertainties, including but limited to the following: uncertainties as to the timing of the consummation of the transaction and the parties’ ability to consummate the transaction; the timely satisfaction of the closing conditions; regulatory approvals and uncertainties; unexpected costs charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationship resulting from the transaction; changes in laws, regulations and regulatory environment; fluctuations in general economic and business conditions; and actions by third parties, including government agencies.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC.  All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.